

April 25, 2013

<u>Via E-mail</u>
Ms. Sharon Ullman
Chief Executive Officer
Standard Gold Holdings, Inc.
611 Walnut Street
Gadsden, AL 35901

Re: **Standard Gold Holdings, Inc.**
          Item 4.01 Form 8-K
          Filed April 22, 2013
          File No. 000-14319

Dear Ms. Ullman:

     We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

     After reviewing any amendment to your filing and any information you provide in response to the comments, we may have additional comments.

1. Please revised your filing to disclose the date you appointed Turner, Stone & Company, LLP to be your new registered independent public accountant.

2. Please revise your filing to state whether the decision to change accountants was recommended or approved by an audit or similar committee of the board or directors, if you have such a committee or the board of directors if you have no audit or similar committee. Refer to Item 304 (a)(1)(iii) of Regulation S-K.

3. The interim period in paragraph two should be up to the date that the new independent account was engaged. Please revise your filing to clarify the date of this subsequent interim period.

4. Please revise your disclosure in paragraph four to state explicitly whether during your two most recent fiscal years ended December 31, 2011 and 2012 and the subsequent interim

period through April 16, 2013 there had been any disagreements with the former accountant on any matter discussed in Item 304 (a)(1)(iv) of Regulation S-K.

5. Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Moquist Thorvilson Kaufmann LLC, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- the staff comment or changes to disclosure in response to the staff comment do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 if you have questions regarding the comments.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief